January 12, 2006
VIA FAX
Ms. Michele Gohlke
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SMART Modular Technologies (WWH), Inc.
Amendment No. 3 to Registration Statement on Form S-1
Registration No. 333-129134
Dear Ms. Gohlke:
          Reference is made to the comments received from the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) via telephone on January 12, 2006 with respect to the above referenced Registration Statement (the “Registration Statement”) of SMART Modular Technologies (WWH), Inc. (the “Company”).
          On behalf of the Company, I am writing to respond to the comments and to indicate the changes that will be made in Amendment No. 4 to the Registration Statement (the “Amendment”) that will be filed by the Company. Unless defined herein, capitalized terms have the meanings ascribed to them in the Registration Statement.
Impact of Changes to a Customer Contract on Revenue Reporting, page 34
1.	Please revise your disclosure to clarify how the Company’s role changed as a result of the amendment to the contract described in the section of the Registration Statement captioned, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Impact of Changes to a Customer Contract.”
          The Company intends to revise its disclosure in the Amendment as set forth on Exhibit A hereto.
Note 1 – Summary of Significant Accounting Policies, (i) Inventories, page F-10
2.	Please refer to our prior comment 6. Tell us what Company products are included in non-current inventory, into what customer products such inventory is integrated, the nature of, and the Company’s experience with, the customer’s forecasts and whether the Company has recourse against the customer for any unused product.

          One of the Company’s largest customers requested that the Company purchase a four-year supply (approximately $8.0 million) of flash integrated circuits (“Flash IC’s”). The Company transforms the Flash IC’s into over 20 different products (“Flash Cards”) that are currently utilized by eight different business units of such customer. Such customer currently uses the Flash Cards in 12 to 15 product platforms for various communication products, such as telecommunication switches and routers. Generally, such product platforms have lives ranging from seven to 10+ years. Such customer requested this large Flash IC inventory purchase in order to (i) lock in the price of the raw material products and (ii) ensure a one-stop, continual supply of the raw material products.
          The customer supplements its four-year expected usage of the Flash IC’s with detailed six-month forecasts. Due to the uncertainty in forecasted usage over a four-year time horizon and previous experience with obsolete inventory with this customer, the Company recorded a provision of approximately $2 million in the period the inventory was purchased. Presently, the Company does not have contractual recourse against such customer for any unused product. In addition, based on the forecasted usage of the inventory over the next year, the Company classified $4.4 million of the net book value as long term and $1.6 million as short term as of August 31, 2005.
          The Company shipped approximately $0.4 million in various Flash Cards to the customer for the three months ended November 30, 2005. This run rate would result in usage of approximately $6.4 million over the four-year expected usage period, which was consistent with the Company valuation of this inventory as of August 31, 2005. As a result, no adjustment to the provision was made during the three months ended November 30, 2005. This run rate also supported the amounts of inventory classified as current and non-current as of August 31, 2005 and November 30, 2005. The Company will continue to evaluate the valuation of this inventory as its usage experience and forecasts received from the customer are updated.
          The use of estimates in valuation of inventory in this specific circumstance is described in detail in the section of the Registration Statement captioned, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Inventory Valuation,” as follows:
From time to time, our customers may request that we purchase quantities of raw materials for specific programs. Such inventory purchases are evaluated for excess quantities and potential obsolescence and could result in a provision at the time of purchase. The portion, if any, of slow moving inventory estimated to be sold beyond one year from the balance sheet date, is classified as non-current inventory and included in non-current assets in our consolidated and combined balance sheets.
          The Company respectfully submits that its accounting for this inventory is accurate and that additional disclosure would not be helpful to an investor.

     Thank you very much for your prompt attention to this letter. If you have, or any other member of the Staff has, any further questions or comments concerning the foregoing responses, please contact Alan Denenberg at (650) 752-2004 or Michael Nordtvedt at (650) 752-2043.

Yours very truly, /s/ Michael Nordtvedt Michael Nordtvedt Davis Polk & Wardwell

cc:	Alan Denenberg
Davis Polk & Wardwell

William Brentani
Deanna Chechile
Simpson Thacher & Bartlett LLP

Neil Miotto
Padraic S. Kelly
KPMG LLP

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